

Mail Stop 3561

September 23, 2016

Jianrong Xia
Chief Executive Officer
Natural Destiny Inc.
Room 902, Unit 1, Pearl Business Building
Jiande City, Zhejiang Province, P.R.C. 311600

> **Re:** **Natural Destiny Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 14, 2016**
> **File No. 333-211380**

Dear Mr. Xia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2016 letter.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Overview, page 24

1. We note your response to comment 3. Please revise to disclose you expect to hire additional sales personnel, the costs necessary to execute your plan and to state you believe the funds from the repayment of loans will be sufficient to meet your working capital requirements for the next twelve months consistent with your response.

Liquidity and Capital Resources, page 27

2. We note your response to comment 5. Consistent with your response, please revise your disclosure to indicate the nature of the advance and that it will be refunded to customers.

Business

Suppliers, page 35

3. Please disclose additional detail about the terms of the sales agreement with Shandong Yezhiyuan. For example, please disclose any payments you are required to make pursuant to the terms of the agreement, and the date you anticipate receiving cherry plum wine from Shandong Yezhiyuan.

Notes the Consolidated Financial Statements

4. We note your response to comment 15. Please disclose the existence and terms of the April 1, 2016 agreement whereby Mr. Hao Jing granted Mr. Xia an irrevocable and exclusive option to purchase 250,000,000 shares of common stock of the Company owned by Mr. Jiang.

5. Please disclose the nature and terms of your short-term debt outstanding at June 30, 2016.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Lawrence A. Rosenbloom, Esq.
Richard Anslow, Esq.